August 19, 2021

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Funds (the “Registrant”)

Post-Effective Amendment No. 105 to the Registration Statement Filed on May 28, 2021

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to supplements comments on the above-referenced Post-Effective Amendment filed pursuant to Rule 485(a) with respect to Aberdeen International Sustainable Leaders Fund, Aberdeen Global Equity Impact Fund and Aberdeen Global High Income Fund that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with me on August 18, 2021.

For your convenience, the substance of those comments has been restated below. The Registrant’s response to each comment is set out under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given to them in the Registration Statement.

PROSPECTUS

Supplemental Comment No. 1:                           Please supplementally explain why it is appropriate for International Sustainable Leaders Fund and Global Equity Impact Fund to not have a policy with respect to ESG proxy issues.

Response:                                        The Registrant votes proxies consistent with its proxy voting policy, which delegates voting responsibility to the Adviser and Sub-adviser, as applicable. The Adviser and Sub-adviser have adopted proxy voting policies and procedures, which have been reviewed and approved by the Registrant’s Board, to ensure the proper and timely voting of the proxies on behalf of the Funds. A summary of the Adviser’s and Sub-adviser’s proxy voting policies and procedures are included as Appendix C to the Statement of Additional Information. Appendix C to the Statement of Additional Information includes a reference to the Adviser’s Stewardship Principles, which describe the Adviser’s approach to investment analysis, shareholder engagement and proxy voting across companies worldwide. The Registrant will update Appendix C to incorporate the full text of these principles.

Supplemental Comment No. 2:                           The “Principal Strategies” for International Sustainability Leaders Fund includes the following sentence: “In pursuing the Fund’s investment strategies, the Adviser employs a fundamental, bottom-up equity investment process, which is based on first-hand research and disciplined company evaluation and which takes into consideration the sustainability of the business in its broadest sense and the company’s ESG performance.” Please replace “sustainability of the business in its broadest sense” with “management of environmental, social and governance (“ESG”) risks and opportunities.”

Response:                                        Registrant will revise the sentence to read as follows: “In pursuing the Fund’s investment strategies, the Adviser employs a fundamental, bottom-up equity investment process, which is based on first-hand research and disciplined company evaluation and which takes into consideration the company’s management of ESG risks and opportunities and the company’s ESG performance.”

Supplemental Comment No. 3:                           Please supplementally explain how the term “leaders” reflects the International Sustainable Leaders Fund’s investment strategy rather than a particular type of investment.

Response:                                        In light of this comment, Registrant will revise the Fund’s 80% test as follows:

As a non-fundamental policy, under normal circumstances, the International Sustainable Leaders Fund invests at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities issued by companies that are located in, or that derive a majority of their earnings or revenue from, a number of countries around the world other than the U.S. that the Adviser considers to be current or emerging sustainable leaders in accordance with the Adviser’s criteria.

Supplemental Comment No. 4:                           The prospectus included the following sentence: “Your financial intermediary may not have the capability to waive such sales charges or may have its own sales charge waiver policies.” Please revise the sentence to clarify that the reason certain financial intermediaries may not have the capability to waive such sales charges is due to the fact that they may have their own sales charge waiver policies.

Response:                                        Registrant will revise the disclosure as follows:

Your financial intermediary may have its own sales charge waiver policies, which could mean that it may not have the capability to waive such sales charges.

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Should you have any questions concerning the above, please call the undersigned at (202) 261-3351.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson